[ Letterhead of Tengion, Inc.]

February 8, 2013

Via E-mail and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington D.C., 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:       Tengion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012 and amended April 24, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012

File No.  001-34688

Ladies and Gentlemen:

On behalf of Tengion, Inc. (the “Company”), set forth below is the response to your letter dated December 21, 2012 (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed March 28, 2012 and amended April 24, 2012, the Form 10-Q for the quarterly period ended March 31, 2012, filed May 10, 2012, the Form 10-Q for the quarterly period ended June 30, 2012, filed August 14, 2012 and the Form 10-Q for the quarterly period ended September 30, 2012, filed November 14, 2012 (collectively, the “Reports”).  The comment from the Letter is repeated below, and, for convenience of reference, the number beside the comment corresponds to the paragraph numbering indicated in the Letter.

United States Securities and Exchange Commission
February 8, 2013

Exhibit 31: Certifications

1.
Please amend your Forms 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012 to provide certifications that include reference to internal controls over financial reporting in the introductory paragraph to item 4 and in item 4(b) as required by Item 601(b)(31) of Regulation S-K and that remove the duplicate 4(d) certification that is the same as your 4(c) certification.  In addition, please amend your Form 10-K/A filed April 24, 2012 to provide the entire certification required by Item 601(b)(31).

On February 8, 2013, the Company filed amended Reports on Form 10-Q for the periods ended, March 31, June 30 and September 30, 2012, to correct the certifications included with such reports.  Pursuant to conversations with the Staff, the Company and the Staff agreed that the Company's reliance on Compliance and Disclosure Interpretation 161.01 in filing abbreviated certifications with its Amended Report on Form 10-K/A, filed on April 24, 2012, was correct and, therefore, no further amendments to the Company's Report on Form 10-K or 10-K/A are required.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (267) 960-4802 or Joseph W. La Barge at (215) 864-8635 with any other questions.

Sincerely,
/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer
Tengion, Inc.

cc: Joseph W. La Barge